Exhibit 2.1

Execution

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of July 18, 2018 (the “Execution Date”) by and among (i) DATADIRECT NETWORKS, INC., a Delaware corporation (“Parent”) solely for purposes of Section 13.14 hereof, (ii) TI ACQUISITION CORP. a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and (iii) TINTRI, INC., a Delaware corporation, as Debtor and Debtor-in-Possession (“Seller”) under Case No. 18-11625-KJC ( the “Bankruptcy Case”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in Section 13.13 of this Agreement.

R E C I T A L S

WHEREAS, on July 10, 2018 (the “Petition Date”), Seller commenced the Bankruptcy Case by filing a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the Bankruptcy Court;

WHEREAS, Seller is a provider of an enterprise cloud platform that offers public cloud capabilities to large organization and cloud service providers inside their own data centers, which can also connect to public cloud services (such businesses, as presently conducted by Seller, shall be collectively referred to herein as the “Business”), as Debtor and Debtor-in-Possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, Seller wishes to sell, transfer, convey, assign and deliver to Purchaser, in accordance with Sections 363 and 365 and the other applicable provisions of the Bankruptcy Code, all of the Purchased Assets (defined below), together with the Assumed Liabilities of Seller (defined below) upon the terms and subject to the conditions set forth in this Agreement (hereinafter collectively referred to as the “Transaction”);

WHEREAS, Purchaser wishes to purchase and take delivery of such Purchased Assets and Assumed Liabilities upon such terms and subject to such conditions;

WHEREAS, the Purchased Assets will be sold pursuant to a Sale Order of the Bankruptcy Court approving such sale under Section 363 of the Bankruptcy Code and such Sale Order will include the assumption and assignment of certain executory contracts and service agreements, unexpired leases of equipment and liabilities thereunder, under Section 365 of the Bankruptcy Code and pursuant to the terms and conditions of this Agreement;

WHEREAS, all of the obligations of the parties under this Agreement are conditioned upon the approval of the Bankruptcy Court in accordance with Article III hereof; and

WHEREAS, Purchaser has executed, contemporaneously with this Agreement, a debt financing commitment letter from TriplePoint Capital LLC (“TPC”) in the form attached hereto as Exhibit A (the “Debt Commitment Letter”).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

Except as otherwise provided and subject to the terms and conditions set forth in this Agreement and subject to Bankruptcy Court approval, Seller agrees to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser agrees to purchase from Seller at the Closing, all of Seller’s right, title and interest in and to the Purchased Assets, free and clear of all Liens, claims or interests of any type or nature, whether known or unknown, of Seller or any other party.

ARTICLE II

DESCRIPTION OF PURCHASED ASSETS; EXCLUDED ASSETS; ASSUMPTION OF

LIABILITIES

Section 2.1 Purchased Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and take assignment and delivery from Seller, all of Seller’s right and title to and interest in and to the assets, properties, and rights (contractual or otherwise) owned by Seller, excluding only the Excluded Assets (defined below) (the assets so included, the “Purchased Assets”). The Purchased Assets shall include, without limitation, all of Seller’s right, title and interest in and to the following:

(a) all equipment, machinery or other tangible personal property, including the items listed on Schedule 2.1(a) hereto and any warranty rights or claims associated therewith;

(b) all leases of equipment, machinery or other tangible personal property, to the extent listed on Schedule 2.1(b) hereto (the “Personal Property Leases”);

(c) all contracts, agreements, contract rights, license agreements, customer contracts, purchase and sales orders (if any), instruments, royalty agreements, third party guaranties, indemnifications, arrangements and understandings, whether oral or written, to which Seller is a party (whether or not legally bound thereby) and which relate to the Purchased Assets and the operation of the Business, to the extent listed on Schedule 2.1(c) hereto (the “Assumed Contracts”);

(d) all leases of real property, to the extent listed on Schedule 2.1(d) hereto (the “Real Property Leases”);

(e) all Permits transferable to Purchaser pursuant to their terms and in accordance with applicable Laws;

(f) all intellectual property owned by Seller, including but not limited to all domestic and foreign patents, patent applications (regardless of the applicant), trademarks, service marks and other indicia of origin, trademark and service mark registrations and applications for registrations thereof, copyrights, copyright registrations and applications for registration thereof, Internet domain names and universal resource locators (URLs), trade secrets, inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), technical data, customer lists, vendor lists, corporate and business names, trade names, trade dress, brand names, know-how, show-how, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collectors and other proprietary information or material of any type, whether written or unwritten (and all goodwill associated with, and all derivatives, improvements and refinements of, any of the foregoing), including the registered intellectual property listed on Schedule 2.1(f) hereto;

(g) all prepaid items and or expenses;

(h) all books and records related to the Purchased Assets or the Business, including customer or client lists, files, documentation, records and the related documentation;

(i) all of Seller’s right, title and interest in and to all other assets, whether real or personal, tangible or intangible, used by Seller or useful in the operation of the Business;

(j) all claims, indemnities, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent) related to the Purchased Assets or the Business (other than those related to the Excluded Assets or the Excluded Liabilities, or claims on insurance policies of Seller); and

(k) all deposits and prepayments held by third parties pursuant to any Assumed Contract.

Section 2.2 Excluded Assets. The Purchased Assets shall include all assets, properties and/or rights of Seller except for those set forth in this Section 2.2 (collectively, the “Excluded Assets”):

(a) the Cash Consideration;

(b) any Permits that are not transferable pursuant to their terms and in accordance with applicable Laws;

(c) any Contracts that are not Assumed Contracts listed on Schedule 2.1(c) hereto (the “Excluded Contracts”);

(d) all accounts receivable and the proceeds therefrom;

(e) all cash and cash equivalents, bank accounts and securities of Seller;

(f) all claims and actions of the Seller arising under sections 544, 547, 548, 549, and 550 of the Bankruptcy Code;

(g) any of the following books and records: corporate seals, organizational documents, minute books, stock books, tax returns, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records (other than personnel files of Transferred Employees), and any other books and records which Seller is prohibited from disclosing or transferring to Purchaser under applicable Law and is required by applicable Law to retain;

(h) all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(i) any asset, including any Contract, set forth in Schedule 2.2(h) attached hereto;

(j) all of Seller’s Tax refunds, rebates, credits, Tax assets and similar items relating to any period, or any portion of any period;

(k) income Tax Returns of Seller and related materials;

(l) equity securities or other ownership interest of Seller;

(m) equity securities or other ownership interest of any of Seller’s Affiliates;

(n) prepayments and deposits other than those included in Section 2.1 and all claims, indemnities, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off and rights of recoupment other than those included in Section 2.1; and

(o) any adequate assurance deposit under Sec. 366 of the Bankruptcy Code.

Section 2.3 Assumed Liabilities; Excluded Liabilities.

(a) At the Closing, Purchaser shall assume and agree to perform and discharge only the following Liabilities of Seller to the extent not previously performed or discharged, and no others: (i) all Liabilities of Seller which first accrue and are to be performed from and after the Closing under the Assumed Contracts, the Personal Property Leases and the Real Property Leases, which relate to periods of time on or after the Closing Date, (ii) liabilities and obligations relating to and arising from Purchaser’s operation of the Purchased Assets after the Closing Date, and (iii) Twenty-Seven Million Five Hundred Thousand U.S. Dollars ($27,500,000) of Seller’s indebtedness to TPC under the Prepetition TPC Loan Documents (items (i), (ii), and (iii) are collectively referred to herein as the “Assumed Liabilities”).

(b) Other than the Assumed Liabilities, Purchaser shall not assume or be bound by or be obligated or responsible for any duties, responsibilities, commitments, expenses, obligations or liabilities of Seller or relating to the Purchased Assets (or which may be asserted against or imposed upon Purchaser as a successor or transferee of Seller as an acquirer of the Purchased Assets as a matter of law) of any kind or nature, fixed or contingent, known or unknown, including, without limitation, the following (collectively, the “Excluded Liabilities”):

(i) any Liability of Seller in respect of any Taxes;

(ii) any Liability of Seller under any contract or lease that is not an Assumed Contract or Assumed Personal Property Lease;

(iii) any Liability of Seller which first accrued and was to be performed prior to the Closing under the Assumed Contracts, the Personal Property Leases or the Real Property Leases or which otherwise relate to periods of time prior to the Closing Date;

(iv) any Liability of Seller relating to and arising from Seller’s operation of the Purchased Assets prior to the Closing;

(v) any Liability of Seller arising out of or resulting from its compliance or noncompliance with any Law;

(vi) any Liability of Seller arising out of or related to any Legal Proceeding against it or any Legal Proceeding which could reasonably be expected to have an adverse effect on the Purchased Assets and which was or could have been asserted on or prior to the Closing Date or to the extent the basis of which arose or accrued on or prior to the Closing Date;

(vii) any Liabilities of Seller arising under or in connection with any Employee Plans of, or maintained or required to be maintained by, Seller;

(viii) any Liability of Seller to pay any fees or commissions to any broker or finder in connection with the transactions contemplated by this Agreement; and

(ix) any Liability of Seller that is not an Assumed Liability.

(c) Purchaser may amend the Schedules setting forth the Purchased Assets and the Excluded Assets attached hereto at any time on or before five (5) business days prior to the Bid Deadline in order to exclude from the definition of Purchased Asset, and include in the definition of Excluded Asset, any other asset, lease or Contract not otherwise excluded from the definition of Purchased Asset; provided, that such exclusion shall not serve to reduce or otherwise affect the Cash Consideration. The Assumed Contracts, Personal Property Leases and Real Property Leases shall be assumed by Seller and assigned to Purchaser in accordance with the requirements of Section 365 of the Bankruptcy Code, and Seller shall be obligated to pay, on the Closing Date, all amounts needed to cure any defaults to the extent such defaults are required to be cured and such cure amounts are required to be paid as a condition to assumption and assignment of any such Assumed Contracts, Personal Property Leases and Real Property Leases (“Cure Costs”); provided that Seller shall not be obligated to pay Cure Costs in excess of $2,000,000 in the aggregate without the affirmative consent of the Seller and TPC, which, in each case, shall not be unreasonably withheld.

(d) Purchaser acknowledges that the Sale Order will authorize the assumption and assignment of the Assumed Contracts without the requirement of any consent by the parties thereto. To the extent any Assumed Contract is not assumable and assignable by Seller to Purchaser under Section 365 of the Bankruptcy Code without the consent of the applicable counterparty thereto, Seller and Purchaser shall use their commercially reasonable efforts (which shall not require Seller to pay any amounts for such consent) prior to Closing to obtain all such required consents of third parties which are necessary for the consummation of the transactions contemplated hereby (without conditions that are materially adverse to Purchaser) (the “Required Consents”). All such Required Consents shall be in writing and executed counterparts thereof shall be delivered to Purchaser on or before the Closing Date. If a Required Consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that Purchaser would not receive all such rights, Seller shall use its commercially reasonable efforts (which shall not require Seller to pay any amounts for such consent) after Closing to provide to Purchaser the benefits under any such Contract or any claim or right, including, without limitation, enforcement for the benefit of Purchaser of any and all rights of Seller against a third party thereto arising out of the default or cancellation by such third party or otherwise. Notwithstanding the foregoing, if Seller does not obtain a Required Consent, Purchaser shall not be required to assume (or deemed to have assumed) such Contract.

ARTICLE III

BANKRUPTCY COURT APPROVAL

Section 3.1 Entry of Sale Procedures Order. No later than one (1) business day after execution of this Agreement by the parties hereto, Seller shall file a motion in form and substance reasonably satisfactory to Purchaser (the “Sale Procedures Motion”) with the Bankruptcy Court seeking, entry of an order in form and substance reasonably satisfactory to Purchaser by no later than July 18, 2018 which shall include all of the following provisions (the “Sale Procedures Order”):

(a) Competing offers to acquire the Purchased Assets shall:

(i) be submitted in writing to Seller and Purchaser and their respective counsel on or before 5:00 p.m. (Eastern Time) on August 23, 2018, or such other date as set by the Bankruptcy Court (the “Bid Deadline”);

(ii) provide for a purchase price to be paid to Seller that exceeds the Stipulated Value by at least the amount of the Bid Protections (as defined below) plus the initial Overbid Increment (as defined below);

(iii) be accompanied by a signed asset purchase agreement in form and substance substantially similar to this Agreement, together with a redlined, marked copy showing all changes to this Agreement (the “Competing Agreement”);

(iv) must not be subject to due diligence contingencies or other conditions beyond those imposed by Purchaser;

(v) remain open until the conclusion of the Sale Hearing (as defined below);

(vi) contain terms and conditions no less favorable to Seller than the terms and conditions of this Agreement;

(vii) be accompanied by evidence establishing that the bidder is capable and qualified, financially, legally, and otherwise, of unconditionally performing all obligations under the Competing Agreement;

(viii) be accompanied by a cashier’s check or other good funds made payable to the order of Seller in an amount of One Hundred Fifty Thousand U.S. Dollars ($150,000.00) (the “Overbidder’s Deposit”), and further provide that (A) if the Bankruptcy Court approves a sale of the Purchased Assets to that bidder, Seller may retain the Overbidder’s Deposit, and (B) if the Bankruptcy Court does not approve a sale of the Purchased Assets to that bidder, Seller will promptly return the Overbidder’s Deposit to such overbidder;

(ix) be for any of the Purchased Assets;

(x) include a provision that any Cure Costs are final and binding upon the applicable counterparty and Seller is authorized to pay such Cure Costs directly from the sale proceeds; and

(xi) include a provision that Purchaser shall be provided all Qualified Bids (as defined below) and the supporting documentation and evidence that each Qualified Bid satisfies the requirements of the Sale Procedures Order.

(b) If any bidders have submitted a qualifying competing bid in accordance with the Sale Procedures Order hereof (each such bid, a “Qualified Bid”), then a public auction of the Purchased Assets (the “Auction”) shall be held at 9:00 a.m. (Eastern Time) on August 27, 2018 (or such other date as set by the Bankruptcy Court) at the offices of Debtor’s counsel, Pachulski, Stang, Ziehl & Jones, LLP, 150 California Street, 15th Floor, San Francisco, CA 94111. The Auction shall be governed by the following procedures:

(i) all bidders shall be deemed to have consented to the core jurisdiction of the Bankruptcy Court and to have waived any right to jury trial in connection with any disputes relating to the Auction or the sale of the Purchased Assets;

(ii) bidding will commence at the amount of the highest Qualified Bid as determined by the Seller in its sole and absolute discretion; and

(iii) each subsequent bid shall be in increments of no less than One Hundred Thousand U.S. Dollars ($100,000) (the “Overbid Increment”); and

(iv) for the Purchaser, the amount of the Bid Protections shall be taken into account and added to the Purchaser’s bid.

(c) A hearing to approve the successful bid at the Auction, or, if no auction is held, to approve this Agreement, shall be scheduled immediately following the Auction, within two (2) business days of the date on which the Auction concludes, or if there is no Auction, within two (2) business days of the date on which the Auction was originally scheduled (the “Sale Hearing”);

(d) The Breakup Fee in an amount of One Million Two Hundred Thousand U.S. Dollars ($1,200,000) (the “Breakup Fee”) plus an expense reimbursement up to a maximum of Four Hundred Thousand U.S. Dollars ($400,000) (the “Expense Reimbursement” and, together with the Breakup Fee, the “Bid Protections”) is deemed approved and shall be paid to Purchaser from the proceeds of sale actually paid by a successful bidder only after a closing in the event that the Bankruptcy Court enters an order approving an offer to purchase any Purchased Assets submitted by a party other than Purchaser or enters an order confirming a plan of reorganization of Seller (other than a plan under which Purchaser acquires the Purchased Assets) no later than the closing of the sale of any Purchased Assets to a third party or the date an order confirming a plan of reorganization of Seller (other than a plan under which Purchaser acquires the Purchased Assets) is entered, as applicable;

(e) No other bidder for the Purchased Assets shall be entitled to payment of any breakup fee;

(f) Any entity that fails to submit a timely, conforming Qualified Bid, as set forth above, shall be disqualified from bidding for the Purchased Assets at the Auction or the Sale Hearing, unless the Bankruptcy Court orders otherwise; and

(g) If no timely, conforming Qualified Bid is submitted, Seller shall request at the Sale Hearing that the Court approve the proposed sale of the Purchased Assets to Purchaser under this Agreement.

Section 3.2 Entry of Order Approving Sale.

(a) In the event there is no Auction, or that Purchaser presents the winning bid at the Auction, then Seller shall use its reasonable best efforts to obtain entry of an order of the Bankruptcy Court approving the sale on the terms of this Agreement on the date previously set for the Sale Hearing, or such other date set by the Bankruptcy Court. The Sale Order shall be in accordance with the terms of this Agreement, shall be in a form reasonably satisfactory to Purchaser and Seller, and shall, among other things:

(i) approve and direct the sale and assignment of the Purchased Assets to Purchaser and approve and direct the assumption and assignment of the Assumed Contracts to Purchaser free and clear of all Liens, claims or interests, based on appropriate findings and rulings pursuant to, inter alia, Sections 363(b), (f) and (m) and 365 of the Bankruptcy Code, including but not limited to Sections 365(h), (i), (l) and (n) and the release of Purchaser of any rights otherwise associated with, and which may otherwise be to the benefit of, any third parties; provided that notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to disapprove the Sale Order by reason of, and Purchaser’s (or a successful overbidder’s) obligation to consummate the transactions provided for herein shall not be conditioned upon the assumption and assignment of, any Assumed Contracts with respect to which the Bankruptcy Court determines that Purchaser (or a successful overbidder) has failed to provided adequate assurance of future performance pursuant to Section 365 of the Bankruptcy Code;

(ii) include a finding that Purchaser is a good faith purchaser pursuant to Section 363(m) of the Bankruptcy Code;

(iii) include a finding that Purchaser is not deemed to be a successor to Seller, to have, de facto or otherwise, merged with or into Seller or to be a mere continuation of Seller;

(iv) include a finding that the Consideration is a fair and reasonable price for the Purchased Assets;

(v) include a finding confirming the adequacy of notice to all creditors and parties in interest and parties to any executory contract, unexpired lease or right of entry; and

(vi) include provisions for the retention of jurisdiction in the Bankruptcy Court over matters relating to the transactions contemplated in this Agreement including matters relating to title to the Purchased Assets and claims against the Purchased Assets which arose or were based on facts or occurrences prior to the Closing. Furthermore, the Sale Order shall not have been reversed, stayed, modified or amended.

(b) Seller shall provide notice of any hearing on the motion to approve the Sale Order or any other matter before the Bankruptcy Court relating to this Agreement or the Transaction Documents, in each case as required by the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the District of Delaware or as otherwise ordered by the Bankruptcy Court.

(c) Notwithstanding anything to the contrary in this Section 3.2 or any other provision of this Agreement, in the event that a Qualified Bid of a third party (an “Alternative Purchaser,” and the underlying agreement between the Alternative Purchaser and Seller, the “Alternative APA”) is approved by the Bankruptcy Court at the hearing on the Sale Motion, this Agreement, may become an approved “back-up bid” in Purchaser’s sole discretion and pursuant to the Sale Procedures Order, unless at the Auction, other higher and better bids are received and the Seller elects to make a different Alternative Purchaser the “back-up bidder.”

Section 3.3 Certain Bankruptcy Undertakings by Seller.

(a) On the Execution Date, Seller shall file the Sale Motion. Except as ordered by the Bankruptcy Court, Seller shall neither take any action, nor fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement; or (ii) result in (A) the reversal, avoidance, revocation, vacating or modification (in any manner that would reasonably be expected to materially and adversely affect Purchaser’s rights hereunder), or (B) the entry of a stay pending appeal.

(b) If the Sale Procedures Order, the Sale Order or any other order of the Bankruptcy Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing or reargument shall be filed with respect thereto), Seller, with the cooperation and support of Purchaser, shall take all steps as may be reasonable and appropriate to defend against such appeal, petition or motion, and shall endeavor to obtain an expedited resolution of such appeal.

ARTICLE IV

INSTRUMENTS OF TRANSFER AND ASSUMPTION

Section 4.1 Transfer Documents. At the Closing, Seller will deliver to Purchaser (a) one or more Bills of Sale in substantially the form attached hereto as Exhibit B (the “Bill of Sale”), and (b) all such other good and sufficient instruments of sale, transfer and conveyance consistent with the terms and provisions of this Agreement, including, without limitation, the Purchased Assets, and any other assignments as shall be reasonably necessary to vest in Purchaser all of Seller’s right and title to, and interest in, the Purchased Assets.

Section 4.2 Assignment and Assumption Documents. At the Closing, Purchaser and Seller will execute and deliver an Assignment and Assumption Agreement in substantially the form attached hereto as Exhibit C (the “Assumption Agreement”) in order to effect the assignment and assumption of the Assumed Liabilities.

ARTICLE V

CONSIDERATION; ALLOCATION

Section 5.1 Consideration.

(a) In exchange for the sale, assignment, transfer, conveyance and delivery from Seller of the Purchased Assets, Purchaser shall provide no less than Fifty Million U.S. Dollars ($52,500,000) of consideration (the “Consideration”), consisting of:

(i) The assumption of the Assumed Liabilities pursuant to this Agreement, which are valued at no less than Twenty-Seven Million Five Hundred Thousand U.S. Dollars ($27,500,000); and

(ii) Cash in the amount of Twenty-Five Million Dollars ($25,000,000) (the “Cash Consideration”), payable upon Closing by wire transfer to an account designated by Seller.

(b) Deposit. On or about July 7, 2018, Purchaser deposited One Hundred Fifty Thousand U.S. Dollars ($150,000) with Seller (the “ Deposit”). The parties agree that Seller may, at the Closing, retain the Deposit and apply it to the Cash Consideration. In the event this Agreement is terminated, the Deposit shall be returned to Purchaser, unless this Agreement is terminated by Seller pursuant to Section 12.2(d).

Section 5.2 Allocation of Consideration. Within ninety (90) days following the Closing, Purchaser shall deliver to Seller a statement allocating the Consideration among the Purchased Assets in accordance with Section 1060 of the Code (the “Allocation Statement”).

ARTICLE VI

CLOSING

Section 6.1 Closing Date. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, P.C. One Market Street, Spear Tower, San Francisco CA 94105, or such other location as may be mutually agreed upon between the Parties on the date which is not later than the first (1st) business day following the date on which all conditions to Closing set forth in Articles X and XI hereof have been satisfied or waived (the “Closing Date”). The Closing shall be effective as of 12:01 a.m. Eastern Time on the Closing Date.

ARTICLE VII

SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Purchaser that the statements contained in this Article VII are true and correct as of the date of this Agreement, subject to the disclosures and exceptions set forth in the Disclosure Schedules attached hereto:

Section 7.1 Organization, Qualification and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and is in good standing under the Laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not reasonably be expected to have a Material Adverse Effect. Seller has all necessary power and authority to own and operate its properties and to carry on its business as it is now being conducted. Seller has the power and authority to execute and deliver and, subject to order of the Bankruptcy Court, perform its obligations under this Agreement and the other Transaction Documents, and to undertake the transactions contemplated hereby and thereby. As used herein, the term “Transaction Documents” means this Agreement and all other agreements, documents and instruments executed in connection herewith or required to be executed and/or delivered by Seller in accordance with the provisions of this Agreement.

Section 7.2 Authorization, Execution and Delivery of Agreement and Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller and the transfer or assignment of the Purchased Assets to Purchaser have been duly and validly authorized and approved by all necessary corporate action. Subject to order of the Bankruptcy Court and pursuant thereto, Seller will have full power, right and authority to sell and convey to Purchaser the Purchased Assets owned by Seller, subject to any necessary authorization from the Bankruptcy Court.

Section 7.3 Title to and Condition of Assets. Except as set forth in Schedule 7.3 hereto, Seller has title to, or a valid leasehold interest in, all of the properties and assets included in the Purchased Assets, and upon the consummation of the transactions contemplated hereby and by the Transaction Documents, Purchaser will acquire title to all of the Purchased Assets, free and clear of all Liens. Without making any representations regarding the intellectual property of third parties, the Purchased Assets include, without limitation, all material tangible and intangible assets necessary for the conduct of the Business as it is currently conducted and such assets are sufficient for the continued conduct of the Business after the Closing in all material respects in substantially the same manner as currently conducted.

Section 7.4 Legal Proceedings. Except as set forth on Schedule 7.4 hereto, there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened in writing against or affecting Seller or the Purchased Assets (or to the Knowledge of Seller, pending or threatened, against any of the officers, directors or employees of Seller with respect to their business activities related to or affecting the Purchased Assets) (a) that challenges or that is reasonably expected to have the effect of preventing, making illegal, delaying or otherwise interfering with any of the transactions contemplated by this Agreement; or (b) that is related to the Purchased Assets to which Seller is otherwise a party.

Section 7.5 Real Property. Except as set forth in Schedule 7.5 hereto, Seller does not own any real property. Schedule 7.5 sets forth the street addresses of all real property used or held for use in the Business which Seller leases, operates, occupies, or subleases in connection with the Business or upon which any tangible Purchased Assets are located and all instruments, easements, leases, subleases, options and other material agreements (including all amendments thereto) creating any interest or right in Seller or any other party in any of the real property specifying the name of the lessor or sublessor (as applicable).

Section 7.6 No Violation of Laws or Agreements. Subject to order of the Bankruptcy Court, the execution and delivery by Seller of this Agreement and the Transaction Documents contemplated hereby, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated herein and therein will not violate, (i) any Laws or any judgment, decree, order, regulation or rule of any court or Governmental Authority to which Seller is subject; (ii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the Purchased Assets, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument to which Seller is a party and which relates to any of the Purchased Assets; and (iii) contravene, conflict with or result in a violation of any provision of any organizational documents of Seller, except in the cases of clauses (i) and (ii) above, for such violations which would not be reasonably expected to be material to the Purchased Assets, after the Closing, taken as a whole.

Section 7.7 Employee Benefits; ERISA Matters. Seller has made available to Purchaser summaries of all material Employee Plans covering employees, directors or consultants or former employees, directors or consultants in, or related to, the Business. Seller has made available to Purchaser true and complete summaries of all such material Employee Plans, including summaries of written descriptions thereof which have been distributed to Seller’s employees and for which Seller has copies, all annuity contracts or other funding instruments relating thereto, and a summary description of all Employee Plans which are not in writing. Neither Seller nor any ERISA Affiliate has incurred any liability with respect to any Employee Plan, which may create, or result in any liability to Purchaser.

Section 7.8 Labor Matters. Except as set forth on Schedule 7.8 hereto, there are no employment, consulting, severance or indemnification contracts between Seller and any of its employees. Seller (i) is not party to or bound by any collective bargaining or similar agreement with any labor organization; (ii) has no employees that are represented by any labor organization; and (iii) has no Knowledge of any union organizing activities among the employees of Seller.

Section 7.9 Brokers. Except for those set forth in Schedule 7.9, for whom Seller shall be solely responsible for any fees or commissions owing, Seller has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Seller which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Purchased Assets.

Section 7.10 Permits. Seller is and at all times has been in compliance in all respects with all Permits applicable to it, or applicable to the conduct and operations of the Business, or relating to or affecting the Purchased Assets, except for such failures to comply that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. Seller has not received any written notice from any Governmental Authority specifically alleging (i) any actual, alleged, possible or potential material violation of, or failure to comply with, any such Permits or (ii) any actual, alleged, possible or potential revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any Permit.

Section 7.11 Insurance. Seller is not in material default under any of its insurance policies or binders, and Seller has not failed to give any notice or to present any claim under any such policy or binder in a due and timely fashion.

Section 7.12 Taxes; Tax Returns. Seller has not received any outstanding notice of audit, and is not undergoing any audit, of Tax Returns relating to the Business and has never received any written notice of deficiency or assessment from any taxing authority with respect to liability for Taxes relating to the Business which has not been fully paid or finally settled. Seller has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes and has withheld all amounts required by law to be withheld from the wages or salaries of employees and independent contractors of the Business and is not liable for any Taxes with respect to the employees and independent contractors of the Business for failure to comply with such laws, rules and regulations, except for such liabilities that would not be reasonably expected to be material to the Purchased Assets after the Closing, taken as a whole.

Section 7.13 Compliance with Laws. Seller and the conduct of the Business are and at all times have been in compliance with all Laws applicable to them or to the conduct and operations of the Business or relating to or affecting the Purchased Assets, except for such failures to comply that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect. Seller has not received any written notice to the effect that, or otherwise been advised of and to the Knowledge of Seller there has not occurred with respect to the Purchased Assets or the Business (a) any actual, alleged, possible or potential violation of, or failure to comply with, any such Laws, or (b) any actual, alleged, possible or potential obligation on the part of Seller to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for any such violations or failures to comply that would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

ARTICLE VIII

PURCHASER’S REPRESENTATIONS

Purchaser represents and warrants to Seller that the statements contained in this Article VIII are true, correct and complete as of the date of this Agreement.

Section 8.1 Organization; Qualification and Corporate Power. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all necessary power and authority to (a) own and operate its properties, carry on its business as it is now being conducted, (c) perform its obligations under this Agreement and the other Transaction Documents, and to undertake and carry out the transactions contemplated hereby and thereby, and (d) own and operate the Purchased Assets and Business.

Section 8.2 Authorization, Execution and Delivery of Agreement and Transaction Documents. All necessary consents and approvals have been obtained by Purchaser for the execution and delivery of this Agreement and the Transaction Documents. The execution, delivery and performance of this Agreement and the other Transaction Documents in accordance with their terms by Purchaser have been duly and validly authorized and approved by all necessary corporate action. Purchaser has full power, right and authority to acquire the Purchased Assets. This Agreement is, and each of the other Transaction Documents when so executed and delivered will be, a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors.

Section 8.3 Brokers. Purchaser has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Purchaser which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Purchased Assets.

Section 8.4 No Violation of Laws or Agreements. The performance by Purchaser of its obligations contemplated hereunder and the consummation by Purchaser of the transactions contemplated herein will not violate, (i) any Laws or any judgment, decree, order, regulation or rule of any court or Governmental Authority to which Purchaser is subject; or (ii) contravene, conflict with or result in a violation of any provision of any organizational documents of Purchaser.

Section 8.5 Parent Financial Condition. Seller has been provided a copies of recent bank statements of Parent showing cash balances in excess of $2,500,000. Any such bank statements provided are true and correct in all respects.

Section 8.6 Debt Financing.

(a) As of the date of this Agreement, Purchaser has delivered to Seller true, correct and complete copies of the fully executed Debt Commitment Letter pursuant to which TPC has committed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing”).

(b) The net proceeds (after applicable fees and expenses) of the Debt Financing, together with Purchaser’s cash on hand, will, in the aggregate be sufficient for Purchaser to consummate the transactions contemplated hereby, including the payment of all fees, costs and expenses to be paid by Purchaser related to the transactions contemplated by this Agreement and to satisfy the Assumed Liabilities.

(c) The Debt Financing is not subject to any conditions precedent, arrangements or other contingencies to obtaining any amount of the Debt Financing other than as expressly set forth in the Debt Commitment Letter and, as of the date of this Agreement, (x) the Debt Commitment Letter is in full force and effect, (y) no breach of any term of, or default under, the Debt Commitment Letter exists on the part of Purchaser or its Affiliates and, to the Knowledge of Purchaser, any of the other parties thereto and (z) the Debt Commitment Letter constitutes the legal, valid, binding and enforceable obligation of Purchaser and, to the Knowledge of Purchaser, each of the other parties thereto. As of the date of this Agreement, assuming the accuracy of all the representations and warranties made by Seller herein and Seller’s compliance with this Agreement, Purchaser has no reason to believe that (i) Purchaser will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it as a condition to the obligations under the Debt Commitment Letter prior to the expiration thereof or (ii) any portion of the Debt Financing will not be made available to Purchaser at the Closing.

(d) Purchaser expressly acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, its obligations hereunder, including its obligations to consummate the Closing, are not subject to, or conditioned on, receipt of the Debt Financing or any alternative financing.

ARTICLE IX

SELLER’S AND PURCHASER’S COVENANTS AND AGREEMENTS

Section 9.1 Conduct of Business. Except as otherwise expressly contemplated by this Agreement or with the prior written consent of Purchaser or except as described on Schedule 9.1, from the date hereof until the Closing Date, Seller shall use commercially reasonable efforts to preserve intact the Purchased Assets. Without limiting the generality of the foregoing (but subject to the express limitation set forth in the immediately preceding sentence), Seller will, other than in the Ordinary Course of Business or with Purchaser’s consent, refrain from doing any of the following in respect of the Purchased Assets: (i) disposing of, or transferring, any Purchased Asset, (ii) transferring any tangible Purchased Asset to any other location to the extent that such other location is not otherwise part of the Purchased Assets, or (iii) except as otherwise provided or required in this Agreement, terminating, amending or modifying the material terms of any of the Assumed Contracts, Personal Property Leases or Real Property Leases; provided, however, notwithstanding anything to the contrary in the preceding sentence, Seller may, in its reasonable discretion and upon prior written notice to Purchaser take such actions in connection with or as a result of the consequences (adverse or otherwise) of filing the Bankruptcy Case, if any, to cure defaults in respect of the Assumed Contracts, Personal Property Leases or Real Property Leases.

Section 9.2 Mutual Covenants. The parties hereto mutually covenant (and subject to the other terms of this Agreement):

(a) from the date of this Agreement to the Closing Date, to cooperate with each other in determining whether filings are required to be made or consents (including any Required Consents) required to be obtained in any jurisdiction in connection with the consummation of the transactions contemplated by this Agreement and in making or causing to be made any such filings promptly and in seeking to obtain timely any such consents including any Required Consents (each party hereto shall furnish to the other and to the other’s counsel all such information as may be reasonably required in order to effectuate the foregoing action), which consents shall not, in any event, include any consent the need for which is obviated by the Sale Order or otherwise by the provisions of the Bankruptcy Code; and

(b) from the date of this Agreement to the Closing Date, to advise the other parties promptly if such party determines that any condition precedent to its obligations hereunder will not be satisfied in a timely manner.

Section 9.3 Access to Information. Prior to and through the date on which the Closing occurs or this Agreement is terminated, Seller shall cooperate with Purchaser and shall give Purchaser and its representatives (including Purchaser’s accountants, consultants, counsel and employees), upon reasonable notice and during normal business hours, full access to the properties, contracts, leases, equipment, employees, affairs, books, documents, records and other information of Seller to the extent relating to the Business, the Purchased Assets, Assumed Liabilities, and any other aspect of this Agreement and shall cause their respective officers, employees, agents and representatives to furnish to Purchaser all available documents, records and other information (and copies thereof), to the extent relating to the Business, the Purchased Assets, Assumed Liabilities, and any other aspect of this Agreement, in each case, as Purchaser may reasonably request.

Section 9.4 Public Announcement. Subject to the provisions of the Bankruptcy Code and Seller’s right to make such filings and disclosures as it in good faith deems necessary or appropriate in connection with the Bankruptcy Case, no party hereto shall make or issue, or cause to be made or issued, any public announcement or written statement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto (which will not be unreasonably withheld or delayed), unless counsel to such party advises that such announcement or statement is required by law (such as an obligation to disclose under federal securities laws of the United States) (in which case the parties hereto shall make reasonable efforts to consult with each other prior to such required announcement). Purchaser and Seller shall issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement, promptly after the execution of this Agreement.

Section 9.5 Taxes.

(a) Seller shall be responsible for all Taxes in connection with, relating to or arising out of the Business or the ownership of the Purchased Assets, or the Assumed Liabilities attributable to taxable periods, or portions thereof, ending on or before the Closing, which Taxes shall be an Excluded Liability. All state and local sales and use Taxes, to the extent attributable to periods prior to the Closing, shall be paid or otherwise discharged by Seller, including any and all sales or transfer taxes incurred or owed as a result of the transactions contemplated by this Agreement.

(b) Seller and Purchaser shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority or any judicial or administrative proceeding with respect to Taxes, (ii) retain and provide the other with any records or other information which may be relevant to such return, audit, examination or proceeding, and (iii) provide the other with any final determination of any such audit or examination proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period (which shall be maintained confidentially).

Section 9.6 Good Faith Efforts. Without limiting the specific obligations of any party hereto under any covenant or agreement hereunder, each party hereto shall use its good faith efforts to take all action and do all things necessary to consummate the transactions contemplated in this Agreement as soon as reasonably practicable.

Section 9.7 Employees.

(a) Subject to and in accordance with the provisions of this Section 9.7, Purchaser shall, effective upon the Closing, offer employment to the employees who are employed by Seller as of the Closing and are listed on Schedule 9.7 hereto (the “Employees”). Purchaser shall hire all of the Employees who accept such offer. Employees who accept such offers and become either full-time or part-time employees of Purchaser, consistent with their employment status with Seller, upon the Closing are hereinafter referred to as “Transferred Employees.” Seller shall use reasonable efforts to assist Purchaser in securing the employment of the Employees.

(b) The employment of each Transferred Employee by Seller shall end effective as of the close of business on the day before the Closing and the employment of the Transferred Employees by Purchaser shall commence at or after 12:01 a.m. on the day of the Closing.

Section 9.8 Further Assurances. From time to time after the Closing and without further consideration, Purchaser and Seller, at the request of the other, will execute and deliver such other instruments of conveyance and transfer or other instruments or documents, and take or arrange for such other actions, as may reasonably be required to effect any of the transactions contemplated by this Agreement or to provide any party hereto with the benefits intended to be conferred and conveyed by this Agreement; provided that, notwithstanding anything to the contrary in this Section 9.8 or any other provision of this Agreement, neither Purchaser nor Seller shall be required to execute any document or take any action that would (i) increase the liability or obligation of the party of whom such document or action is requested beyond that such party would have pursuant to the other provisions of this Agreement, (ii) require or cause the party of whom such action or document is requested to initiate, join in or otherwise become a party to any Legal Proceeding, or (iii) cause such party to incur any material cost or expense that is not already imposed upon it by another provision of this Agreement.

Section 9.9 Confidentiality.

(a) Each party acknowledges that it currently has and will directly or indirectly disclose Confidential Information to the other party in the course of negotiation of and performance of this Agreement. All such Confidential Information disclosed hereunder shall remain the sole property of the disclosing party (or other third party), and the receiving party shall have no interest in, or rights with respect thereto, except as set forth herein. For avoidance of doubt, any Confidential Information of Seller relating to the Purchased Assets and the Assumed Contracts shall be deemed to be Confidential Information of Purchaser as of the

Closing (“Deemed Purchaser Confidential Information”), notwithstanding the fact that Seller or any of its officers, directors, employees or representatives have knowledge of such Deemed Purchaser Confidential Information obtained prior to the negotiation and performance of this Agreement. Each party agrees to treat such Confidential Information with the same degree of care and security as it treats its Confidential Information and, in any event, no less degree of care and security than a reasonably prudent business person would utilize to protect from disclosure and keep confidential its Confidential Information. Each party may disclose such Confidential Information only to those employees and agents who require such knowledge to perform services under this Agreement and each party shall be liable for the acts of such employees and agents in breach of this Section 9.9. Except as otherwise contemplated by this Agreement, neither party shall disclose the Confidential Information of the other party to any third party without the prior written consent of the disclosing party, and the duty of confidentiality created by this section shall survive any termination of the Agreement for a period of five (5) years.

(b) As used herein, “Confidential Information” means all information or data relating to a party and its affiliates, operations, employees, products or services, clients, customers or potential customers. Confidential Information shall include vendor and customer information, pricing information, and the terms and conditions of this Agreement. Information shall not be considered Confidential Information to the extent, but only to the extent, that such information is: (i) not Deemed Purchaser Confidential Information and is already lawfully known to the receiving party as of the Closing Date as evidenced by reasonable documentary proof, free of any restriction at the time it is obtained; (ii) subsequent to the Closing Date is learned of by the receiving party from an independent third party free of any restriction and without breach of this Agreement; (iii) becomes publicly available through no wrongful act of or breach of this Agreement by the receiving party; (iv) independently developed by the receiving party without reference or access to any Confidential Information of the disclosing party; or (v) required to be disclosed by law.

Section 9.10 Survival of Representations and Warranties. None of the representations and warranties of Seller or Purchaser contained in this Agreement or made in any other documents or instruments delivered pursuant to this Agreement shall survive the Closing hereunder.

Section 9.11 “AS IS” Transaction; Disclaimer of Implied Warranties. Except as expressly provided in Article VII above, Purchaser hereby acknowledges and agrees that Seller makes no representations or warranties whatsoever, express or implied, with respect to any matter relating to the Purchased Assets (including income to be derived or expenses to be incurred in connection with the Purchased Assets, the physical condition of any personal property comprising a part of the Purchased Assets or which is the subject of any Assumed Contract, Personal Property Leases or Real Property Leases, the environmental condition or other matter relating to the physical condition of any real property or improvements, the zoning of any such real property or improvements, the value of the Purchased Assets (or any portion thereof), the transferability of the Purchased Assets, the terms, amount, validity, collectability or enforceability of any Assumed Liabilities, Assumed Contracts, Personal Property Leases or Real Property Leases, the title of the Purchased Assets (or any portion thereof), the merchantability or fitness of the personal property comprising a portion of the Purchased Assets or any other portion of the Purchased Assets for any particular purpose, or any other matter or thing relating to the Purchased Assets (or any portion thereof). Without in any way limiting the foregoing, except as otherwise expressly provided in Article VII above, Sellers hereby disclaim any warranty (express or implied) of merchantability or fitness for any particular purpose as to any portion of the Purchased Assets.

Section 9.12 Debt Financing.

(a) Purchaser shall use its commercially reasonable efforts to take or cause to be taken all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing at or prior to the Closing, including using its commercially reasonable efforts to: (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) comply with its obligations under the Debt Commitment Letter, (iii) satisfy on a timely basis (or obtain the waiver of) all conditions to funding that are within the control of Purchaser in the Debt Commitment Letter, (iv) enforce its rights pursuant to the Debt Commitment Letter, and (v) in the event that all conditions in the Debt Commitment Letter have been satisfied, cause the financing sources to fund the Debt Financing at the Closing.

(b) Subject to the terms and conditions of this Agreement, Purchaser will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Debt Commitment Letter without the consent of Seller if such amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing to be funded on the Closing Date, (ii) impose new or additional conditions or other terms to the Debt Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in a manner that would reasonably be expected to: (A) delay, prevent or materially impede the consummation of the Closing, or (B) make the timely funding of the Debt Financing, or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur in any material respect, or (iii) adversely impact the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter. Purchaser shall promptly (i) furnish Seller complete, correct and executed copies of any amendments, restatements, supplements, amendments and restatements, modifications, waivers or replacements to the Debt Commitment Letter and (ii) give Seller prompt notice of any breach (or threatened breach asserted in writing) by any party of the Debt Commitment Letter of which Purchaser becomes aware or any termination thereof.

ARTICLE X

CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATION TO CLOSE

The obligation of Purchaser under this Agreement with respect to the purchase and sale of the Purchased Assets shall be subject to the fulfillment on or prior to the Closing of each of the following conditions, any of which may be waived in writing by Purchaser:

Section 10.1 Accuracy of Representations and Warranties; Performance of this Agreement. Each of the representations and warranties made by Seller shall be true and correct on and as of the date hereof (unless such representation or warranty is given as of a particular date in which case such representation or warranty will be considered only as of such particular date) and at and as of the Closing Date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Seller shall have complied with and performed in all material respects all of the agreements and covenants required by this Agreement and each other Transaction Document to be performed or complied with by it on or prior to the Closing.

Section 10.2 Officer’s Certificate. Seller shall have delivered to Purchaser a certificate executed by an executive officer of Seller (including incumbency certificates) as Purchaser may reasonably request in order to evidence compliance with the conditions set forth in Section 10.1.

Section 10.3 Bill of Sale; Assumption Agreement. Seller shall have delivered to Purchaser an executed Bill of Sale and Assumption Agreement pursuant to Sections 4.1 and 4.2 hereof.

Section 10.4 Bankruptcy Matters. The Sale Order shall have been entered by the Bankruptcy Court. All such orders must be in effect and must not have been reversed or stayed or modified in any material respect.

Section 10.5 Required Consents. Purchaser shall have received all Required Consents set forth on Schedule 10.5 hereto.

Section 10.6 No Material Adverse Effect. Since the date of this Agreement, there shall have been no Material Adverse Effect to the Purchased Assets or the Business.

ARTICLE XI

CONDITIONS PRECEDENT TO SELLER’S OBLIGATION TO CLOSE

The obligations of Seller under this Agreement with respect to the purchase and sale of the Purchased Assets shall be subject to the fulfillment on or prior to the Closing of each of the following conditions, any of which may be waived in writing by Seller:

Section 11.1 Accuracy of Representations and Warranties; Performance of this Agreement. Each of the representations and warranties made by Purchaser in this Agreement shall be true and correct on and as of the date hereof (unless such representation or warranty is given as of a particular date in which case such representation or warranty will be considered only as of such particular date) and at and as of the Closing Date, except for any failure to be so true and correct that, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Purchaser to timely consummate the transactions contemplated hereunder (including having sufficient funds to pay the Consideration and any other payments, fees or expenses contemplated hereby). Purchaser shall have complied with and performed in all material respects all of the agreements and covenants required by this Agreement and each other Transaction Document to be performed or complied with by it on or prior to the Closing.

Section 11.2 Authorizing Resolutions. Purchaser shall have delivered to Seller copies of the authorizing resolutions of its Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and all instruments and documents to be delivered in connection herewith and the transactions contemplated hereby or thereby.

Section 11.3 Assumption Agreement. Purchaser shall have delivered to Seller an executed Assumption Agreement pursuant to Section 4.2 hereof.

Section 11.4 Bankruptcy Matters. The Sale Order shall have been entered by the Bankruptcy Court. The Sale Order must be in effect and must not have been reversed or stayed or modified in any material respect.

ARTICLE XII

TERMINATION

Section 12.1 Breaches and Defaults; Opportunity to Cure. Prior to the exercise by a party of any termination rights afforded under this Agreement, if either party (the “Non-Breaching Party”) believes the other (the “Breaching Party”) to be in breach hereunder, the Non-Breaching Party shall provide the Breaching Party with written notice specifying in reasonable detail the nature of such breach, whereupon if such breach is curable the Breaching Party shall have thirty (30) calendar days from the receipt of such notice to cure such breach to the reasonable satisfaction of the Non-Breaching Party. If the breach is not cured within such time period, then the Non-Breaching Party’s sole remedy shall be to terminate this Agreement if the breach is such that the condition set forth in Section 10.1 or 11.1, as applicable, shall not be satisfied (as provided in Section 12.2); provided, however, that the Non-Breaching Party shall not be entitled to terminate this Agreement if it is in material breach of this Agreement. Upon any termination pursuant to Section 12.2 (other than Section 12.2(d)), Seller shall cause the Deposit to be promptly returned to Purchaser. Upon any termination pursuant to Section 12.2(d), Seller be entitled to retain the Deposit and be paid an additional One Million Three Hundred Fifty Thousand U.S. Dollars ($1,350,000) for a total of One Million Five Hundred Thousand U.S. Dollars ($1,500,000) as liquidated damages, and in lieu of any other rights Seller may otherwise have under applicable Law.

Section 12.2 Termination. This Agreement may be terminated and the transactions contemplated herein may be abandoned, by written notice given to the other party hereto, at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by Seller or Purchaser if (i) the Sale Procedures Order is not approved by the Bankruptcy Court at the initial hearing on the Sale Procedures Motion, (ii) the Bankruptcy Court enters an Order approving the sale of the Purchased Assets to a third-party purchaser following the entry of the Sale Procedures Order, or (iii) an order granting the relief requested in the Debtor’s MOTION TO APPROVE RESELLER AGREEMENT is not entered by the Bankruptcy Court by July 27, 2018, in each case unless due to the failure of the party seeking to terminate this Agreement to perform in any material respect its obligations under this Agreement required to be performed by it at or prior to the Closing;

(c) subject to the right to cure set forth in Section 12.1 at any time prior to the Closing Date, by Purchaser if Seller is in breach of any covenant, representation, undertaking or warranty such that the condition set forth in Section 10.1 shall not be satisfied, and Purchaser has not waived such condition in writing on or before the Closing Date;

(d) subject to the right to cure set forth in Section 12.1, at any time prior to the Closing Date by Seller if Purchaser is in breach of any covenant, representation or warranty such that the condition set forth in Section 11.1 shall not be satisfied, and Seller has not waived such condition in writing on or before the Closing Date;

(e) at or prior to the Bankruptcy Court hearing regarding approval of this Agreement, by either Seller or Purchaser, if an Alternative Bid is accepted and approved by the Bankruptcy Court;

(f) by Seller or Purchaser if the Closing shall not have occurred on or before September 7, 2018, unless the failure to have the Closing shall be due to the failure of the party seeking to terminate this Agreement to perform in any material respect its obligations under this Agreement required to be performed by it at or prior to the Closing; or

(g) by Purchaser, if (i) the Sale Hearing does not occur within two (2) business days after the date of the Auction, (ii) if any party (other than Purchaser) seeks to appeal the order described in Section 12.2(a)(iii), or (iii) if the RESELLER AGREEMENT is otherwise not in full force and effect as of the Closing Date; provided that such conditions set forth in Section 12.2(g)(i)-(iii) were not the direct result of the actions or omissions of Purchaser.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by telecopier, electronic mail, recognized overnight delivery service or registered or certified mail, return receipt requested, postage prepaid, to the following addresses:

If to Purchaser:

c/o DataDirect Networks, Inc.

9351 Deering Ave

Chatsworth, CA 91311

Attention: Alex Bouzari

Facsimile: (818) 837-2298

Email: abouzari@ddn.com

with a required copy to:

Manatt, Phelps & Phillips, LLP

11355 W. Olympic Blvd.

Los Angeles, CA 90064

Attention:	Blase Dillingham
Facsimile:	(310) 312-4224
Email:	BDillingham@manatt.com

If to Seller:

Attention:

Facsimile:

Email:

with required copies to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Tony Jeffries

Facsimile: 650-493-6811

Email:       TJeffries@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Street, Spear Tower

San Francisco CA 94105

Attention: Robert T. Ishii

Facsimile: 415-947-2099

Email:       RIshii@wsgr.com

Notices delivered personally shall be effective upon delivery against receipt. Notices transmitted by telecopy shall be effective when received, provided that the burden of proving notice when notice is transmitted by telecopy shall be the responsibility of the party providing such notice. Notices transmitted by electronic mail (with hard copy to follow) shall be effective when sent. Notices delivered by overnight mail shall be effective when received. Notices delivered by registered or certified mail shall be effective on the date set forth on the receipt of registered or certified mail, or seventy-two (72) hours after mailing, whichever is earlier.

Section 13.2 Expenses. To the extent that Purchaser is otherwise entitled thereto in accordance with the provisions of this Agreement, each party shall bear its own expenses and costs, including the fees of any attorney retained by it, incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby.

Section 13.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without application of principles of conflicts of law). In connection with any controversy arising out of or related to this Agreement, Seller and Purchaser hereby irrevocably consent to the exclusive jurisdiction of the Bankruptcy Court, or if, and only if, the Bankruptcy Case has been closed, the courts of the State of Delaware. Seller and Purchaser each irrevocably consents to service of process out of the aforementioned courts and waives any objection which it may now or hereafter have to the laying of venue of any action or proceeding arising out of or in connection with this Agreement brought in the aforementioned courts.

Section 13.4 Assignment. This Agreement binds and benefits the parties and their respective successors and assignees. No party hereto shall have the right to freely assign any of its rights under this Agreement, without the prior written consent of the other parties, except that the Purchaser may collaterally assign its rights under this Agreement to TPC in connection with the Debt Financing. No party may delegate any performance of its obligations under this Agreement, except that Purchaser may at any time delegate the performance of its obligations to any Affiliate of Purchaser so long as Purchaser remains fully responsible for the performance of the delegated obligation.

Section 13.5 Successors and Assigns. All agreements made and entered into in connection with this transaction shall be binding upon and inure to the benefit of the parties hereto, their successors and permitted assigns.

Section 13.6 Amendments; Waivers. No alteration, modification or change of this Agreement shall be valid except by an agreement in writing executed by the parties hereto. Except as otherwise expressly set forth herein, no failure or delay by any party hereto in exercising any right, power or privilege hereunder (and no course of dealing between or among any of the parties) shall operate as a waiver of any such right, power or privilege. No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default. No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.

Section 13.7 Entire Agreement. This Agreement (including the Exhibits and Disclosure Schedules which are hereby incorporated by reference into and made a part of this Agreement for all purposes) merges all previous negotiations and agreements between the parties hereto, either verbal or written, and constitutes the entire agreement and understanding between the parties with respect to the subject matter of this Agreement.

Section 13.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so executed shall be an original, but all of which together shall constitute one agreement. Facsimile and/or PDF signatures shall be deemed original signatures.

Section 13.9 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law, but only as long as the continued validity, legality and enforceability of such provision or application does not materially (a) alter the terms of this Agreement, (b) diminish the benefits of this Agreement or (c) increase the burdens of this Agreement, for any person.

Section 13.10 Section Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 13.11 Interpretation. As both parties have participated in the drafting of this Agreement, any ambiguity shall not be construed against either party as the drafter. Unless the context of this Agreement clearly requires otherwise, (a) “or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) “including” has the inclusive meaning frequently identified with the phrase “including, but not limited to” and (c) references to “hereof,” “hereunder” or “herein” or words of similar import relate to this Agreement.

Section 13.12 Third Parties. Nothing herein, expressed or implied, is intended to or shall confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement. Without limiting the foregoing and notwithstanding anything to the contrary contained in the foregoing or in any other provision of this Agreement, (a) none of the Seller nor any representative of the estate of Seller nor any of Seller’s successors or assigns (Seller and such other Persons, the “Seller Persons”) shall have any rights or claims against TPC or any of its affiliates, equityholders, members, partners, officers, directors, employees, agents, advisors or other representatives involved in the Debt Financing (TPC and such other Persons, the “TPC Persons”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the documentation evidencing the Debt Financing, whether at law or equity, in contract, in tort or otherwise, (b) no TPC Person shall have any liability (whether in contract, in tort or otherwise) to any Seller Person for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing or the documentation evidencing the Debt Financing, whether at law or equity, in contract, in tort or otherwise and (c) the TPC Persons are intended third-party beneficiaries of, and shall be entitled to the protections of, this provision and the same shall be enforceable by each TPC Person and each of their respective successors and assigns.

Section 13.13 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Bankruptcy Court without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

Section 13.14 Parent Guaranty. Parent hereby guarantees all obligations of Purchaser under this Agreement (the “Obligations”); provided that in no event shall the total liability to Parent pursuant to this guarantee exceed Two Million Five Hundred Thousand U.S. Dollars ($2,500,000). Parent agrees that its guarantee obligation shall not be released or discharged, in whole or in part, or otherwise affected by (i) any change in the time, place or manner of payment of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with this

Agreement hereof or any other agreement executed by Purchaser in connection with the Obligation; (ii) any change in the corporate existence, structure or ownership of Purchaser; or (iii) the existence of any claim, set-off or other right which Parent may have at any time against

Purchaser, whether in connection with the Obligations or otherwise. Parent waives promptness, diligence, notice of the acceptance of the Obligations and all suretyship defenses generally; provided that Parent shall retain and have the benefit of, and shall be entitled to assert, all defenses to the payment of the Obligations that are available to Purchaser. Parent agrees at all times from the Execution Date through the earlier of the Closing Date or the termination of this Agreement pursuant to Article XII hereof, it shall maintain available cash balances in excess of Two Million Five Hundred Thousand U.S. Dollars ($2,500,000).

Section 13.15 Definitions. For purposes of this Agreement (including the Disclosure Schedules hereto) the terms defined in this Agreement shall have the respective meanings specified herein, and, in addition, the following terms shall have the following meanings:

“Affiliate” means, as to any Person, any other Person, which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other direct or indirect ownership interest, by Contract or otherwise; provided, however, that the Seller’s Affiliates shall not be deemed to include any stockholder of the Company, in its capacity as such, including Lightspeed, NEA and Silver Lake.

“Bankruptcy Code” means 11 U.S.C. Section 101, et. seq., and any amendments thereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral contract, agreement, lease, license, instrument, or other document or commitment, arrangement, undertaking, practice or authorization that is binding on any Person or its property under any applicable Law.

“Disclosure Schedule” means the schedule executed and delivered by Seller to Purchaser as of the Execution Date setting forth the exceptions to the representations and warranties contained in Article VII and certain other information called for by this Agreement. Unless otherwise specified, each reference in this Agreement to any numbered schedule is a reference to the corresponding numbered schedule that is included in the Disclosure Schedule (unless, and to the extent, the relevance to other representations and warranties is readily apparent from the actual text of the disclosures).

“Employee Plans” means any employment, consulting, severance or other similar contract, plan, arrangement or policy, and each plan, arrangement (written or oral), program, agreement or commitment providing for insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits or for deferred compensation, profit-sharing bonuses, stock options, stock purchases or other forms of incentive compensation or post-retirement insurance, compensation or benefits which is entered into, maintained, contributed to or required to be contributed to, by Seller or an ERISA Affiliate or under which Seller or any ERISA Affiliate may incur any liability including under any “employee pension benefit plan” as defined in Section 3(2) of ERISA and any “employee welfare benefit plan” as defined in Section 3(1) of ERISA which Seller or any ERISA Affiliate maintains, administers, contributes to or is required to contribute to, or has maintained, administered, contributed to or was required to contribute to, or under which Seller or any ERISA Affiliate may incur any liability.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Governmental Authority” means any federal, state, provincial, municipal and foreign governmental entity, authority, or agency, or any other political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Knowledge” means in the case of Seller, the actual, current knowledge of Kieran Harty, George di Urioste or Guy Colpitts.

“Laws” means any federal, state, provincial, local or foreign statute, law, ordinance, regulation, rule, code, order or other requirement or rule of law.

“Legal Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Liability” means any liability, indebtedness, obligation, expense, claim, loss, cost, damage, obligation, responsibility, guaranty or endorsement of or by any Person, absolute or contingent, accrued or unaccrued, known or unknown, due or to become due, liquidated or unliquidated, whether or not secured.

“Liens” means any security interests, mortgages, interests, liens, pledges, charges, defects of title, options and other rights of third parties, rights of first refusal, claims (as defined in Section 101 of the Bankruptcy Code), or any other encumbrance or restriction on ownership provided such encumbrance or restriction on ownership can be overridden by Section 363 of the Bankruptcy Code. “Liens” shall not include Permitted Liens.

“Material Adverse Effect” means any event or change or circumstance, in respect of the operation of the Business and Purchased Assets that, individually or when aggregated with any one or more of the other such changes, events or circumstances, has had or could reasonably be expected to have a material adverse effect on (i) the Purchased Assets, taken as a whole, or (ii) the ability of Purchaser to own or use the Purchased Assets after the Closing; provided, however, that none of the following events, changes or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be deemed to be or constitute a Material Adverse Effect, and none of the following changes, events or circumstances (individually or when aggregated with any one or more of the other such changes, events or circumstances) shall be taken into account when determining whether a Material Adverse Effect has occurred: (a) war, acts of nature, general strike, acts of terror, (b) general economic, market or political changes or conditions, (c) events, changes or circumstances which generally affect the industries in which Seller conducts business, (d) changes in Laws, unless such Laws or conditions apply solely or principally to the Business or Seller, (e) actions or omissions taken or not taken by or on behalf of Seller in compliance with a specific request from or consented to in writing by Purchaser following the execution of this Agreement, or in compliance with an order from the Bankruptcy Court, and (f) events, changes or circumstances arising from or caused by the announcement of this Agreement or commencement of the Bankruptcy Case or the events, changes or circumstances that substantially contributed to, or resulted in, the commencement of the Bankruptcy Case.

“Ordinary Course of Business” means the ordinary course of business of Seller consistent with the current custom and practice of Seller (including with respect to quantity and frequency) in light of the Seller’s current financial condition, financial distress and pending Bankruptcy Case.

“Permitted Liens” means (i) liens for Taxes on that are not yet due and payable, (ii) easements, covenants, conditions, restrictions and other matters of record affecting real property, leasehold estates or personalty or any interest therein that do not in any material respect detract from the value thereof and do not individually or in the aggregate in any material respect interfere with the use, ownership or operation of the property subject thereto in the Business, excluding Liens that will be removed and stricken as against the Purchased Assets pursuant to the Sale Order, (iii) the effect of any building and zoning regulations, now existing or hereafter in effect, (iv) oil, mineral and/or water rights, and claims of title thereto, shown by the public records, and (v) discrepancies, conflicts in boundary lines, shortages in area or encroachments which an inspection or survey would disclose.

“Person” means any corporation, partnership, limited liability company, joint venture, business association, entity or individual.

“Prepetition TPC Loan Documents” means that certain Plain English Growth Capital Loan and Security Agreement dated as of February 6, 2015, among Seller and TPC, as amended, supplemented, or modified from time to time, and all such ancillary documents executed therewith.

“Sale Motion” means the motion to be filed with the Bankruptcy Court by Seller seeking (a) approval of the terms and conditions of the Transaction Documents, and (b) authorization for (i) the sale of the Purchased Assets pursuant to Section 363 of the Bankruptcy Code and the assumption and assignment of the Purchased Assets that are executory contracts pursuant to Section 365 of the Bankruptcy Code, free and clear of all Liens.

“Sale Order” means the order of the Bankruptcy Court granting the relief requested in the Sale Motion and authorizing the sale of the Purchased Assets pursuant to Section 363 of the Bankruptcy Code and the assumption and assignment of the Purchased Assets that are executory contracts pursuant to Section 365 of the Bankruptcy Code, free and clear of all Liens, claims and interests.

“Sale Procedures Motion” means the motion to be filed with the Bankruptcy Court seeking approval of the bidding procedures as contemplated pursuant to Article III hereof.

“Sale Procedures Order” means the order entered by the Bankruptcy Court with respect to the Sale Procedures Motion and more fully described in Section 3.1 hereof.

“Stipulated Value” means, solely for the purposes of establishing the minimum value of a Qualified Bid, the amount, as stipulated between the Purchaser and the Seller, as to the value of the Purchaser’s offer to acquire the Purchased Assets and Assumed Liabilities, which for purposes of this Agreement shall be $40,000,000.

“Taxes” means taxes, charges, fees, levies, penalties or other assessments imposed by any federal, state, territorial, local or foreign taxing authority, including income, gross receipts, excise, property, sales, transfer, franchise, payroll, withholding, social security and other taxes, and shall include any interest, penalties or additions attributable thereto.

“Tax Return” means any return, report, information return or other document (including any related or supporting information).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the parties hereto has caused this Asset Purchase Agreement to be executed by its duly authorized representative as of the day and year first above written.

SELLER: TINTRI, INC., Debtor and Debtor in Possession

By:	/s/ Kieran Harty
Name:	Kieran Harty
Title:	Chief Technical Officer

[Signature Page to APA]

IN WITNESS WHEREOF, each of the parties hereto has caused this Asset Purchase Agreement to be executed by its duly authorized representative as of the day and year first above written.

SELLER:

TINTRI, INC., Debtor and Debtor in Possession

By:
Name:
Title:

PURCHASER:

TI ACQUISITION CORP.

By:	/s/ Alex Bouzari
Name:	Alex Bouzari
Title:	CEO

PARENT:

DATADIRECT NETWORKS, INC. (solely for purposes of Section 13.14 hereof)

By:	/s/ Alex Bouzari
Name:	Alex Bouzari
Title:	CEO and Co-Founder

Exhibit A

Debt Commitment Letter

Exhibit B

Form of Bill of Sale

Exhibit C

Form of Assumption Agreement